As filed with the Securities and Exchange Commission on February 8, 2001
                                                   Registration No. 333-________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                    FORM S-1


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         PHL VARIABLE INSURANCE COMPANY
                       ----------------------------------
             (Exact name of registrant as specified in its charter)


          Connecticut                                                          06-1045829
-------------------------------       ----------------------------       ----------------------
(State or other jurisdiction of       (Primary Standard Industrial           (IRS Employer
 incorporation or organization)       Classification Code Number)        Identification Number)



                                ONE AMERICAN ROW
                               HARTFORD, CT 06102
                                 (800) 447-4312
           -----------------------------------------------------------
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)



                                  DONA D. YOUNG
                         PHL VARIABLE INSURANCE COMPANY
                                ONE AMERICAN ROW
                             HARTFORD, CT 06102-5056
                                 (860) 403-5967
           -----------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)



        Approximate date of commencement of proposed sale to the public:
 As soon as practicable after the effective date of the Registration Statement.


If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus herein relates to Registration Statement Number 333-20277.

================================================================================
              -----------------------------------------------------

                         Calculation of Registration Fee

----------------------------------------------------------------------------------------------------------
Title of Each Class                     Proposed Maximum      Proposed Maximum
of Securities to be    Amount to be    Offering Price Per    Aggregate Offering          Amount of
    Registered          Registered           Unit*                 Price*            Registration Fee**
----------------------------------------------------------------------------------------------------------
   Participating
Interests in Market        N/A               N/A                $200,000,000              $50,000
 Value Adjustment
  Account Under
 Variable Annuity
     Contract
----------------------------------------------------------------------------------------------------------


* The maximum aggregate offering price is estimated solely for the purpose of determining the registration fee. The amount to be registered and the proposed maximum offering price per unit are not applicable in that these contracts are not issued in predetermined amounts or units.

** Previously paid $15,151.52 to register $50,000,000 for registration statement file no. 333-20277 on January 23, 1997.

                   ------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                                           MARKET VALUE ADJUSTED
                                                     GUARANTEED INTEREST ACCOUNT

                                                                       Issued by


                                                  PHL VARIABLE INSURANCE COMPANY



IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT:

[envelope]  PHOENIX VARIABLE PRODUCTS MAIL OPERATIONS
            PO Box 8027
            Boston, MA 02266-8027
[telephone] Tel. 800/541-0171



PROSPECTUS                                                     February 13, 2001



This Prospectus describes a Market Value Adjusted Guaranteed Interest Account ("MVA"). The MVA is only available for use under PHL Variable Insurance Company's variable accumulation deferred annuity contracts ("Contract").

The Contract prospectus must accompany this prospectus. You should read the Contract prospectus and keep it for future reference.

The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities, nor has the Commission determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                                TABLE OF CONTENTS

Heading                                                   Page
--------------------------------------------------------------

SPECIAL TERMS................................................3
PRODUCT DESCRIPTION..........................................3
   The Nature of the Contract and the MVA....................3
   Availability of the MVA...................................3
   The MVA...................................................4
   Market Value Adjustment...................................4
   Setting the Guaranteed Rate...............................5
   Deduction of Surrender Charges on Withdrawals.............5
INVESTMENTS BY PHL VARIABLE..................................5
DISTRIBUTION OF CONTRACTS....................................6
FEDERAL INCOME TAXATION DISCUSSION...........................6
ACCOUNTING PRACTICES.........................................6
DESCRIPTION OF PHL VARIABLE .................................6
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
   CONDITION AND RESULTS OF OPERATION........................7
   Executive Compensation....................................8
DIRECTORS AND OFFICERS OF PHL VARIABLE.......................9
EXPERTS......................................................9
LEGAL PROCEEDINGS............................................9




                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    Any document that is incorporated by reference is subject to change from time to time. When referring to such document you should be sure it is the latest version. Documents that have been incorporated by reference are part of the Prospectus.


    We will furnish a copy of this prospectus and the Contract prospectus free of charge. Also, we will furnish free of charge any statements or documents incorporated by reference when requested. Requests should be made by calling Variable Annuity Operations ("VAO") at 800/541-0171.

SPECIAL TERMS
--------------------------------------------------------------------------------
    As used in this Prospectus, the following terms mean:

ACCOUNT: PHL Variable Accumulation Account, a separate account of PHL Variable Insurance Company (see "The Nature of the Contract and the MVA" for a description of this Account).

CONTRACT VALUE: Prior to maturity, the sum of the values under a Contract of all accumulation units held in the Subaccounts of the Account plus the values held in the Guaranteed Interest Account and in the MVA.

CURRENT RATE: The Guaranteed Rate currently in effect for amounts allocated to the MVA, established from time to time for various Guarantee Periods.

DEATH BENEFIT: An amount payable upon the death of the Annuitant or Owner, as applicable, to the named beneficiary.

EXPIRATION DATE: The date on which the Guarantee Period ends.

GUARANTEE PERIOD: The duration for which interest accrues at the Guaranteed Rate on amounts allocated to the MVA.

GIA (GUARANTEED INTEREST ACCOUNT): An allocation option under which premium amounts are guaranteed to earn a fixed rate of interest. Excess interest also may be credited, in the sole discretion of PHL Variable.

GUARANTEED RATE: The effective annual interest rate we use to accrue interest on amounts allocated to the MVA for a Guarantee Period. Guaranteed Rates are fixed at the time an amount is credited to the MVA and remain constant throughout the Guarantee Period.

MVA (MARKET VALUE ADJUSTED GUARANTEED INTEREST ACCOUNT): This is an account that pays interest at a Guaranteed Rate if held to the end of the Guarantee Period. If such amounts are withdrawn, transferred or applied to an annuity option before the end of the Guarantee Period, a Market Value Adjustment will be made. Assets allocated to the MVA are not part of the assets allocated to the Account or our general account.



MARKET VALUE ADJUSTMENT: An adjustment is made to the amount that a Contract Owner receives if money is withdrawn, transferred or applied to an annuity option from the MVA before the Expiration Date of the Guarantee Period.

PHL VARIABLE (COMPANY, WE, US, OUR): PHL Variable Insurance Company.


PRODUCT DESCRIPTION
--------------------------------------------------------------------------------

THE NATURE OF THE CONTRACT AND THE MVA

    The investment option described in this Prospectus is an MVA available only under the variable accumulation deferred annuity contracts offered by PHL Variable. The Contract is described in detail in its own prospectus. You should review the Contract prospectus along with this Prospectus before deciding to allocate purchase payments to the MVA.

[diamond] The MVA currently provides four choices of interest rate Guarantee
          Periods:
          o 3 years         o 5 years
          o 7 years         o 10 years

[diamond] Purchase payments can be allocated to one or more of the available MVA
          Guarantee Period options. Allocations may be made at the time you make a payment or you may transfer amounts held in the Subaccounts of the PHL Variable Accumulation Account (the "Account"), the GIA or other available MVA Guarantee Periods. Generally, amounts allocated to MVA options must be for at least $1,000. We reserve the right to limit cumulative amounts allocated to the MVA during any one-week period to not more than $250,000.

[diamond] Amounts may be transferred to or from the MVA according to the transfer rules under the Contract. You may make up to six transfers per year from the MVA. (See "The Accumulation Period -- Transfers" of the Contract prospectus.)

[diamond] Allocations that remain in the MVA until the applicable Expiration
          Date will be equal to the amount originally allocated, multiplied by its Guaranteed Rate which is compounded on an annual basis.

[diamond] A Market Value Adjustment will be made if amounts are withdrawn, transferred or applied to an annuity option from the MVA before the Expiration Date. (See "The MVA.")

[diamond] The Contract provides for the accumulation of values before maturity and for the payment of annuity benefits thereafter. Since MVA values are part of the Contract Value, your earnings on allocations to the MVA will impact the values available at surrender or maturity. No Market Value Adjustment will be applied to withdrawals to pay Death Benefit proceeds.

[diamond] We may offer additional Guarantee Periods to certain individuals or groups of individuals who meet certain minimum premium criteria.

AVAILABILITY OF THE MVA

    The MVA is not available in all states. For information, call VAO at 800/541-0171.

THE MVA
    The MVA is available only during the accumulation phase of your Contract. The MVA option currently offers different Guarantee Periods, which provide you with the ability to earn interest at different Guaranteed Rates on all or part of your Contract Value. Each allocation has its own Guaranteed Rate and Expiration Date. Because we change Guaranteed Rates periodically, amounts allocated to a Guarantee Period at different times will have different Guaranteed Rates and Expiration Dates. The applicable Guaranteed Rate, however, does not change during the Guarantee Period.

    We will notify you of the expiration of the Guarantee Period and of your available options within 30 days of the Expiration Date. You will have 15 days before and 15 days following the Expiration Date ("Window Period") to notify us of your election. During this Window Period, any withdrawals or transfers from the MVA will not be subject to a market value adjustment. Unless you elect to transfer funds to a different Guarantee Period, to the Subaccounts of the Account, to the GIA or elect to withdraw funds, we will begin another Guarantee Period of the same duration as the one just ended and credit interest at the current rate for that new Guarantee Period. If you chose a Guarantee Period that is no longer available or if your original Guarantee Period is no longer available, we will use the Guarantee Period with the next longest duration.

    We reserve the right, at any time, to discontinue Guarantee Periods or to offer Guarantee Periods that differ from those available at the time your Contract was issued. Since Guarantee Periods may change, please contact VAO to determine the current Guarantee Periods being offered.


MARKET VALUE ADJUSTMENT

    Any withdrawal from the MVA will be subject to a Market Value Adjustment unless the effective date of the withdrawal is within the Window Period. For this purpose, redemptions, transfers and amounts applied to an annuity option under a contract are treated as withdrawals. The Market Value Adjustment will be applied to the amount being withdrawn after the deduction of any applicable Administrative Charge and before the deduction of any applicable contingent deferred sales charges (surrender charges). See the Contract prospectus for a description of these charges. The Market Value Adjustment can be positive or negative. The amount being withdrawn after application of the Market Value Adjustment can be greater than or less than the amount withdrawn before the application of the Market Value Adjustment.

    A Market Value Adjustment will not be applied upon the payment of the Death Benefit.

    The Market Value Adjustment will reflect the relationship between the Current Rate (defined below) for the amount being withdrawn and the Guaranteed Rate. It is also reflective of the time remaining in the applicable Guarantee Period. Generally, if the Guaranteed Rate is equal to or lower than the applicable Current Rate, the Market Value Adjustment will result in a lower payment upon withdrawal. Conversely, if the Guaranteed Rate is higher than the applicable Current Rate, the Market Value Adjustment will produce a higher payment upon withdrawal.

    The Market Value Adjustment which is applied to the amount being withdrawn is determined by using the following formula:

    Market Value Adjustment


                           1 + i       n/12
         = Amount x [[---------------]      -1]
                      1 + j + 0.0025


    where,

    Amount, is the amount being withdrawn less any applicable administrative charges.

    i, is the Guaranteed Rate being credited to the amount being withdrawn; and

    j, is the Current Rate, which is the current interest rate for new deposits with a Guarantee Period equal to the number of years remaining in the current Guarantee Period, rounded up to the next higher number of complete years; and

    n, is the number of months rounded up to the next whole number from the date of the withdrawal or transfer to the end of the current Guarantee Period.

    If the Company does not offer a Guarantee Period equal to the number of years remaining in the Guarantee Period, "j" will be determined by interpolation of the Guaranteed Rate for the Guarantee Periods then available.

EXAMPLES
    The following examples illustrate how the Market Value Adjustment operates:

    EXAMPLE 1
    $10,000 is deposited on January 1, 1997, into an MVA with a 5-year Guarantee Period. The Guaranteed Rate for this deposit amount is 5.50%.

    If, on January 1, 1999 (2 years after deposit), the full amount is taken from this MVA segment, the following amount is available:

    1. The accumulated amount prior to application of Market Value Adjustment is:

        $10,000 x (1.055)(2) = $11,130.25

    2. The Current Rate that would be applied on January 1, 1999 to amounts credited to a 3-year MVA segment is 6.50%.

    3. The number of months remaining in the Guarantee Period (rounded up to next whole number) is 36.

    4. The Market Value Adjustment equals $-386.43, and is calculated as follows:

                                   1 + 0.055     36/12
    $-386.43 = $11,130.25 x [[------------------]      -1]
                              1 + 0.065 + 0.0025

    The market value for the purposes of surrender on January 1, 1999 is therefore equal to $10,743.82 ($11,130.25 - $386.43).

    EXAMPLE 2
    $10,000 is deposited on January 1, 1997, into an MVA with a 5-year Guarantee Period. The Guaranteed Rate for this amount is 5.50%.

    If, on January 1, 1999 (2 years from deposit), the full amount is taken from this MVA segment, the following amount is available:

    1. The accumulated amount prior to application of Market Value Adjustment is:

        $10,000 x (1.055)(2) = $11,130.25

    2. The Current Rate being applied on January 1, 1999 to amounts credited to a 3-year MVA segment is 4.50%.

    3. The number of months remaining in the Guarantee Period (rounded up to next whole number) is 36.

    4. The Market Value Adjustment equals $240.79, and is calculated as follows:

                                   1 + 0.055     36/12
    $+240.79 = $11,130.25 x [[------------------]      -1]
                              1 + 0.045 + 0.0025

    The market value for the purposes of surrender on January 1, 1999 is therefore equal to $11,371.04 ($11,130.25 + $240.79).

    THE ABOVE EXAMPLES ARE HYPOTHETICAL AND ARE NOT INDICATIVE OF FUTURE OR PAST PERFORMANCE.

SETTING THE GUARANTEED RATE
    We determine Guaranteed Rates for current and future purchase payments, transfers or renewals. Although future Guaranteed Rates cannot be predicted, we guarantee that the Guaranteed Rate will never be less than 3% per annum.

DEDUCTION OF SURRENDER CHARGES ON WITHDRAWALS
    A Market Value Adjustment will apply if a withdrawal is made before the Expiration Date and outside the Window Period as described above.

    As described in the Contract prospectus, you may withdraw up to 10% of the Contract Value without a surrender charge being applied. Surrender charges (expressed as a percentage) on the amount to be withdrawn in excess of the 10% allowable amount, are as follows:

 AGE OF PAYMENT IN COMPLETE YEARS
     FROM PAYMENT DATE UNTIL             SURRENDER CHARGE AS A
     WITHDRAWAL WAS CREDITED        PERCENTAGE OF AMOUNT WITHDRAWN
     -----------------------        ------------------------------

                0                                 7%
                1                                 6%
                2                                 5%
                3                                 4%
                4                                 3%
                5                                 2%
                6                                 1%
            7 and over                            0%

    We make this adjustment since we do not take any sales charge deductions when a purchase payment is made. The surrender charge is computed based on the date that the particular payment is received into the Contract.

    Purchase payments that remain on deposit for 7 complete years are not subject to surrender charges. However, all amounts allocated to the MVA continue to be subject to a Market Value Adjustment and the Market Value Adjustment remains applicable to amounts withdrawn free of surrender charges. For more information regarding the application of sales charges, please consult the Contract prospectus.

    Please note that other charges also are imposed against the Contract, including mortality and expense risk and administrative charges. For a more detailed explanation of any surrender charge applicable to your Contract and of other applicable charges, please see the "Deductions and Charges" section of the Contract prospectus.


INVESTMENTS BY PHL VARIABLE
--------------------------------------------------------------------------------
    Proceeds from purchases of the MVA option will be deposited into the PHL Variable Separate Account MVA1 ("Separate Account MVA1"), which is a non-unitized separate account established under Connecticut law. Contract Values attributable to such proceeds are based on the interest rate we credit to MVA allocations and terms of the Contract, and do not depend on the investment performance of the assets in Separate Account MVA1.

    Under Connecticut law, all income, gains or losses of Separate Account MVA1 whether realized or not, must be credited to or charged against the amounts placed in Separate Account MVA1 without regard to our other income, gains and losses. The assets of the Separate Account may not be charged with liabilities arising out of any other business that we may conduct. Obligations under the Contracts are obligations of PHL Variable.

    There are no discreet units in Separate Account MVA1. No party with rights under any Contract participates in the investment gain or loss from assets belonging to Separate Account MVA1. Such gain or loss accrues solely to us. We retain the risk that the value of the assets in Separate Account MVA1 may drop below the reserves and other liabilities it must maintain. If the Separate Account MVA1 asset value drops below the reserve and other liabilities we must maintain in relation to the Contracts supported by such assets, we will transfer assets from our general account to Separate Account MVA1. Conversely, if the amount we maintain is too much, we may transfer the excess to our general account.

    In establishing Guaranteed Rates, we intend to take into account the yields available on the instruments in which we intend to invest the proceeds from the Contracts. The Company's investment strategy with respect to the proceeds attributable to the Contracts generally will be to invest in investment-grade debt instruments having durations tending to match the applicable Guarantee Periods.

    Investment-grade debt instruments in which the Company intends to invest the proceeds from the Contracts include:

[diamond] Securities issued by the United States government or its agencies or instrumentalities.

[diamond] Debt securities which have a rating, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. (Aaa, Aa, A or Bb), Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service.

[diamond] Other debt instruments, although not rated by Moody's or Standard &
          Poor's, are deemed by the Company's management to have an investment quality comparable to securities described above.

    While the above generally describes our investment strategy with respect to the proceeds attributable to the Contracts, we are not obligated to invest the proceeds according to any particular strategy, except as may be required by Connecticut and other state insurance law.


DISTRIBUTION OF CONTRACTS
--------------------------------------------------------------------------------

    Phoenix Equity Planning Corporation ("PEPCO") acts as the principal underwriter of the Contracts. Contracts may be purchased through representatives of W.S. Griffith & Company ("W.S.G.") licensed to sell PHL Variable Annuity Contracts. PEPCO and W.S.G. are registered as broker-dealers under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. (the "NASD"). PHL Variable, PEPCO and W.S.G. are wholly-owned indirect subsidiaries of Phoenix Home Life Mutual Insurance
Company ("Phoenix").

    PEPCO enters into selling agreements with other broker-dealers or entities registered under or exempt under the Securities Act of 1934 ("selling brokers"). The Contracts are sold through agents who are licensed by state insurance officials to sell the Contracts. These agents also are registered representatives of selling brokers or W.S.G. Contracts with the MVA option are offered in states where we have received authority and the MVA and the Contracts have been approved. The maximum dealer concession that a selling broker will receive for selling a Contract is 7.25%.


FEDERAL INCOME TAXATION DISCUSSION
--------------------------------------------------------------------------------

    Please refer to "Federal Income Taxes" in the Contract prospectus for a discussion of the income tax status of the Contract.


ACCOUNTING PRACTICES
--------------------------------------------------------------------------------
    The information presented below should be read with the audited financial statements of PHL Variable and other information included elsewhere in this Prospectus.

    The financial statements and other financial information included in this Prospectus have been prepared in conformity with accounting principles generally accepted in the United States.


DESCRIPTION OF PHL VARIABLE
--------------------------------------------------------------------------------

THE COMPANY

    We are a life insurance company and an indirect wholly-owned subsidiary of Phoenix. Phoenix purchased the Company (formerly known as Dreyfuss Consumers
Life) and its name was changed accordingly in 1994. We are domiciled in the state of Connecticut. Phoenix and its subsidiaries (the "Phoenix Group") offer a wide range of insurance and investment products and services including:

[diamond] individual participating life insurance

[diamond] variable life insurance

[diamond] investment advisory services

[diamond] mutual fund distribution services

    We serve as the variable annuity operation for the Phoenix Group and as of the date of this prospectus, we offer individual deferred variable annuities that are registered with the SEC, single life flexible premium and survivorship universal life insurance and 10-year and 20-year guaranteed level term life insurance.

    Our home office is located at One American Row, Hartford, Connecticut. Our principal administrative office is located at 101 Munson Street, Greenfield, Massachusetts. Phoenix provides all administrative and operational services for the Phoenix Group.


SELECTED FINANCIAL DATA
    The following selected financial data was taken from the financial statements which can be found at the end of this prospectus. You should read the financial statements including the notes.

    The following table reflects the results of our operations for the years ended December 31, 1999, 1998, and 1997 and for the nine months ended September 30, 2000:



                                                                  FOR THE NINE
                                                                     MONTHS
                                                                      ENDED
                             FOR THE YEARS ENDED DECEMBER 31,       SEPTEMBER
                             1999          1998          1997       30, 2000
                             ----          ----          ----      -----------
                                      (in thousands)

Revenues:
Premiums                     $ 9,838      $ 6,280         $ 230       $ 3,057
Insurance and investment
 product fees                 20,948       10,998         5,050        22,805
Net investment income          3,891        2,458         1,543         5,966
Net realized investment
 gains                             7           40            --           (42)
                           ----------    ---------     ---------   -----------
Total revenues                34,684       19,776         6,823        31,786
                           ----------    ---------     ---------   -----------

Benefits and expenses:
Policy benefits and increase
 in policy liabilities         9,248        3,964         1,092        15,145
Amortization of deferred
 policy acquisition costs      5,126        4,006         1,310         6,766
Other operating expenses      11,081        5,359         2,915         5,435
                           ----------    ---------     ---------   -----------
Total benefits and
 expenses                     25,455       13,329         5,317        27,346
                           ----------    ---------     ---------   -----------

Income before income taxes     9,229        6,447         1,506         4,440

Income taxes                   3,230        2,257           553         1,553
                           ----------    ---------     ---------   -----------

Net income                  $  5,999     $  4,190        $  953       $ 2,887
                           ==========    =========     =========   ===========



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATION
--------------------------------------------------------------------------------

RESULTS OF OPERATION
    NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999
    Premiums, net of reinsurance ceded, were $3.1 million for the nine months ended September 30, 2000, a decrease of $.9 million, or 23%, from $4.0 million for the comparable period in 1999. This decrease is primarily a result of shifting our reinsurance treaties from yearly renewable term to coinsurance, which increased the amount of reinsurance premium relative to our direct business. Gross premiums were $14.1 million for the nine months ended September 30, 2000, an increase of $6.6 million, or 88%, from $7.5 million, for the comparable period in 1999 due to increased sales of the term insurance product.

    Insurance and investment product fees were $22.8 million for the nine months ended September 30, 2000, an increase of $8.0 million, or 54%, from $14.8 million for the comparable period in 1999. The growth of insurance and investment product fees is attributable to variable annuity products, which increased $6.4 million, due to higher fund balances from increased sales. Funds under management increased from $1.0 billion in September 30, 1999 to $1.5 billion in September 30, 2000. Variable annuity deposits were $282.1 million for the nine months ended September 30, 2000, a 71% increase from the comparable period in 1999.

    Net investment income was $6.0 million, for the nine months ended September 30, 2000, an increase of $3.4 million, or 131%, from $2.6 million for the comparable period in 1999. This increase was primarily the result of higher average invested assets supporting a growing business. In addition, on October 1, 1999, a dollar cost averaging program commenced which resulted in new sales and increased assets in the general account.

    Policy benefits and increase in policy liabilities were $15.1 million for the nine months ended September 30, 2000, an increase of $12.9 million, from $2.2 million for the comparable period in 1999. Policy liabilities on the universal life and term life insurance products increased by $7.9 million due to the growth in business. In addition, there was a $5.0 million increase in the amount of interest credited on the variable annuity guaranteed interest account balances and a $1.6 million increase in bonus annuity payments.

    The amortization of deferred policy acquisition costs was $6.8 million for the nine months ended September 30, 2000, an increase of $2.4 million, or 54%, from $4.4 million for the comparable period in 1999, due to higher sales volume of term, universal life and variable annuity products.

    Other operating expenses were $5.4 million for the nine months ended September 30, 2000, an increase of $1.1 million, or 26%, from $4.3 million for the comparable period in 1999. This increase is primarily related to the increase in sales of our term, universal life and variable annuity products.

RESULTS OF OPERATION
    YEAR ENDED DECEMBER 31, 1999 COMPARED TO DECEMBER 31, 1998
    Premiums were $9.8 million in 1999, an increase of $3.5 million, or 56%, from $6.3 million in 1998, due to increased sales of the term insurance product.

    Insurance and investment product fees were $20.9 million in 1999, an increase of 9.9 million, or 90%, from $11.0 million in 1998. The growth in insurance and investment product fees is attributable to variable annuity products, which increased $8.6 million, due to higher fund balances from increased sales. Fees were earned on average funds under management of approximately $1,020.2 million in 1999 compared with $613.0 million in 1998. In addition, fees earned on the universal life product increased $1.6 million from $0.1 million in 1998. This universal life product was introduced during 1998.

    Net investment income was $3.9 million in 1999, an increase of $1.4 million, or 56%, from $2.5 million in 1998. This increase was primarily the result of higher average invested assets.

    Policy benefits and increase in policy liabilities were $9.2 million in 1999, an increase of $5.2 million, or 130%, from $4.0 million in 1998. Policy liabilities on the universal life and term life insurance products increased due to the growth in business and the cost of reinsurance on the growing block of variable annuity business increased to $1.0 million from $0.6 million in 1998. In addition, interest credited on guaranteed interest accounts on variable annuity contracts increased as guaranteed interest account balances rose to $64.2 million in 1999 from $39.7 million in 1998.

    The amortization of deferred policy acquisition costs was $5.1 million in 1999, an increase of $1.1 million, or 28%, from $4.0 million in 1998 due primarily to higher sales volume of the term insurance and universal life products and the continuing new deposits on the variable annuity products.

    Other operating expenses were $11.1 million in 1999, an increase of $5.7 million, or 106%, from $5.4 million in 1998, due to the increase in sales of the term insurance, universal life and variable annuity products.

    YEAR ENDED DECEMBER 31, 1998 COMPARED TO DECEMBER 31, 1997
    Premiums were $6.3 million in 1998, an increase of $6.1 million, from $0.2 million in 1997. This increase is a result of increased sales of the term insurance product, which was introduced during 1997.

    Insurance and investment product fees were $11.0 million in 1998, an increase of $5.9 million, or 116%, from $5.1 million in 1997. The growth in insurance and investment product fees is attributable to variable annuity products, which increased $14.4 million, due to higher fund balances from increased sales. Fees were earned on average funds under management of approximately $613.0 million in 1998 compared with $287.0 million in 1997.

    Net investment income was $2.5 million in 1998, an increase of $1.0 million, or 67%, from $1.5 million in 1997. This increase is primarily the result of higher average invested assets.

    Policy benefits and increase in policy liabilities were $4.0 million in 1998, an increase of $2.9 million, from $1.1 million in 1997. Policy liabilities on the term insurance product increased due to the growth in business and the cost of reinsurance on the growing block of variable annuity business increased to $0.6 million in 1998 from $0.3 million in 1997. In addition, interest credited on guaranteed interest accounts on variable annuity contracts increased due to the growth in guaranteed interest account balances.

    The amortization of deferred policy acquisition costs was $4.0 million in 1998, an increase of $2.7 million, from $1.3 million in 1997 due primarily to higher sales volume of the term insurance product and the continuing new deposits on the variable annuity products.

    Other operating expenses were $5.4 million in 1998, an increase of $2.5 million, or 86%, from $2.9 million in 1997, due to the increase in sales of the term insurance and variable annuity products.


LIQUIDITY AND CAPITAL RESOURCES
    The Company's liquidity requirements are met by anticipating and managing the timing of cash uses and sources provided from insurance operations, investing activities and capital contributions from the parent.

    The growth in sales has created a need for additional cash in order to cover the acquisition costs incurred in operating activities. These liquidity requirements are currently being met through investing activities and by capital contributed by its parent. P.M. Holdings has made capital contributions of $29 million in 1999, $17 million in 1998 and $5 million in 1997.

SEGMENT INFORMATION
    As of the date of this Prospectus, the Company offers deferred variable and fixed interest rate annuities as well as two life insurance products. The life products include 10-year and 20-year guaranteed level term products and a single life flexible premium product is being added.

REINSURANCE
    The Company has entered into a reinsurance agreement related to the death benefit on its variable deferred annuities. This agreement transfers the payment obligation for the death benefit on variable deferred annuities to the reinsurer in exchange for a reinsurance premium.

    In addition, other reinsurance agreements are in place for the term and universal life insurance products. These agreements transfer 90% of the life insurance benefit payment obligation to various reinsurers in exchange for a reinsurance premium.

    The ceding of death benefit payments does not discharge the original insurer from its primary liability to the policyholder. The original insurer would remain liable in those situations where the reinsurer is unable to meet the obligations assumed under the reinsurance agreements. The Phoenix Group has established strict standards that govern the placement of reinsurance and monitors ceded insurance security.

COMPETITION
    The Company is engaged in a business that is highly competitive due to the large number of insurance companies and other entities competing in the marketing and sale of insurance and annuity products. There are approximately 2,300 stock, mutual and other types of insurers in the life insurance business in the United States.

EMPLOYEES
    Phoenix employees perform all management and administrative functions. PHL Variable is charged for such services on a time allocation basis.

REGULATION
    PHL Variable is organized as a Connecticut stock life insurance company, and is subject to Connecticut law governing insurance companies. The Company is regulated and supervised by the Connecticut Commissioner of Insurance. By March 1st of every year, an annual statement must be prepared and filed in a form prescribed by the Connecticut Insurance Department. This annual statement reports on the Company's operating results for the preceding calendar year. A statement of financial condition as of December 31st of the preceding calendar year must also be prepared and filed. The Commissioner and his or her agents have the right at all times to review or examine the Company's books and records. A full examination of the Company's operations will be conducted periodically according to the rules and practices of the National Association of Insurance Commissioners ("NAIC"). PHL Variable is subject to the insurance laws and various federal and state securities laws and regulations and to regulatory agencies, such as the SEC and the Connecticut Banking Department, which administer those laws and regulations.

    PHL Variable can be assessed, up to prescribed limits, policyholder losses incurred by insolvent insurers under the insurance guaranty fund laws of most states. The amount of any such future assessments cannot be predicted or estimated. However, the insurance guaranty laws of most states provide for deferring payment or exempting a company from paying such an assessment if it would threaten such insurer's financial strength.

    Several states, including Connecticut, regulate insurers and their affiliates under insurance holding company laws and regulations. Such regulation is applicable to PHL Variable and its affiliates. Under such laws, intercompany transactions, such as dividend payments to parent companies and transfers of assets, may be subject to prior notice and approval, depending on factors such as the size of the transaction in relation to the financial position of the companies.

    Currently, the federal government does not directly regulate the business of insurance. However, federal legislative, regulatory and judicial decisions and initiatives often have significant effects on our business. Types of changes that are most likely to affect our business include changes to: (a) the taxation of life insurance companies; (b) the tax treatment of insurance products; (c) the securities laws, particularly as they relate to insurance and annuity products; (d) the "business of insurance" exemption from many of the provisions of the antitrust laws; and (e) any initiatives directed toward improving the solvency of insurance companies. PHL Variable would also be affected by federal initiatives that have impact on the ownership of, or investment in, United States companies by foreign companies or investors.

EXECUTIVE COMPENSATION
    All of the executive officers of PHL Variable also serve as officers of Phoenix and receive no direct compensation from PHL Variable. Allocations have been made as to the officers' time devoted to duties as executive officers of PHL Variable. No officer or Director of PHL Variable received allocated compensation in excess of $100,000.



DIRECTORS AND OFFICERS OF PHL VARIABLE
--------------------------------------------------------------------------------
NAME                          POSITION WITH REGISTRANT


Carl T. Chadburn              Director

Robert W. Fiondella           Director and Chairman

Michael J. Gilotti            Executive Vice President


Joseph E. Kelleher            Director and Senior
                              Vice President


Robert G. Lautensack, Jr.     Senior Vice President

Philip R. McLoughlin          Director, Executive Vice
                              President and Chief Investment
                              Officer

David W. Searfoss             Director, Executive Vice
                              President and Chief Financial
                              Officer

Simon Y. Tan                  Director and President

Dona D. Young                 Director and Executive
                              Vice President


EXPERTS
--------------------------------------------------------------------------------

    The financial statements of PHL Variable Insurance Company as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, included herein, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    Susan E. Schechter, Counsel, Phoenix Home Life Mutual Insurance Company, Hartford, Connecticut has passed upon legal matters relating to the validity of the securities being issued. Ms. Schechter also has provided advice on certain matters relating to federal securities and income tax laws about the Contracts.


LEGAL PROCEEDINGS
--------------------------------------------------------------------------------
    PHL Variable, the Account and PEPCO are not parties to any litigation that would have a material adverse effect upon the Account or the Contracts.

                         Index to Financial Statements

                                                                           PAGE

Report of Independent Accountants ...........................................11

Balance Sheet at December 31, 1999 and 1998 .................................12

Statement of Income, Comprehensive Income and Equity for the Years Ended
 December 31, 1999, 1998 and 1997 ...........................................13

Statement of Cash Flows for the Years Ended
 December 31, 1999, 1998 and 1997 ...........................................14

Notes to Financial Statements  ...........................................15-27

Unaudited Interim Condensed Balance Sheet at September 30, 2000  ............28

Unaudited Interim Condensed Statement of Income, Comprehensive Income
  and Equity for the Nine Months Ended September 30, 2000 and 1999  .........29

Unaudited Interim Condensed Statement of Cash Flows for the Nine Months
   Ended September 30, 2000 and 1999   ......................................30

 Notes to Unaudited Interim Condensed Financial Statements ...............31-32

[logo] PRICEWATERHOUSECOOPERS LLP

                                                      PRICEWATERHOUSECOOPERS LLP
                                                      100 Pearl Street
                                                      Hartford CT 06103-4508
                                                      Telephone(860) 241 7000
                                                      Facsimile(860) 241 7590





                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholder of PHL Variable Insurance Company

In our opinion, the accompanying balance sheet and the related statements of income, comprehensive income and equity and cash flows present fairly, in all material respects, the financial position of PHL Variable Insurance Company at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP
February 15, 2000

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
BALANCE SHEET
--------------------------------------------------------------------------------

                                                                     DECEMBER 31,
                                                                 1999           1998
                                                                    (IN THOUSANDS)
ASSETS
Investments
Held-to-maturity debt securities, at amortized cost           $    10,298     $   3,840
Available-for-sale debt securities, at fair value                  55,840        36,480
Policy loans                                                          522           249
Other invested assets                                               1,052         1,064
                                                              -----------     ---------
Total investments                                                  67,712        41,633

Cash and cash equivalents                                          23,039         7,320
Accrued investment income                                             786           511
Deferred policy acquisition costs                                  61,806        36,686
Deferred income taxes                                                             2,178
Deferred and uncollected premiums                                   6,300         1,872
Other assets                                                        4,394         1,860
Goodwill                                                              451           553
Separate account assets                                         1,257,947       782,496
                                                              -----------     ---------
Total assets                                                  $ 1,422,435     $ 875,109
                                                              ===========     =========

LIABILITIES
Policyholder deposit funds                                    $    64,230     $  39,690
Policy liabilities and accruals                                    13,910         2,736
Deferred income taxes                                                 209
Other liabilities                                                   7,950         6,077
Separate account liabilities                                    1,257,947       782,496
                                                              -----------     ---------
Total liabilities                                               1,344,246       830,999
                                                              -----------     ---------

EQUITY
Common stock, $5,000 par value (1,000
 shares authorized, 500 shares issued and outstanding)              2,500         2,500
Additional paid-in capital                                         64,864        35,864
Retained earnings                                                  11,538         5,539
Accumulated other comprehensive (loss) income                        (713)          207
                                                              -----------     ---------
Total equity                                                       78,189        44,110
                                                              -----------     ---------

Total liabilities and equity                                  $ 1,422,435     $ 875,109
                                                              ===========     =========


        The accompanying notes are an integral part of these statements.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
STATEMENT OF INCOME, COMPREHENSIVE INCOME AND EQUITY
--------------------------------------------------------------------------------

                                                                      YEAR ENDED DECEMBER 31,
                                                            1999               1998                1997
                                                                          (IN THOUSANDS)
REVENUES
Premiums                                                  $   9,838          $   6,280            $    230
Insurance and investment product fees                        20,948             10,998               5,050
Net investment income                                         3,891              2,458               1,543
Net realized investment gains                                     7                 40                  --
                                                          ----------       -----------           ---------

Total revenues                                               34,684             19,776               6,823
                                                          ----------       -----------           ---------

BENEFITS AND EXPENSES
Policy benefits and increase in policy liabilities            9,248              3,964               1,092
Amortization of deferred policy acquisition costs             5,126              4,006               1,310
Other operating expenses                                     11,081              5,359               2,915
                                                          ----------       -----------           ---------

Total benefits and expenses                                  25,455             13,329               5,317
                                                          ----------       -----------           ---------

INCOME BEFORE INCOME TAXES                                    9,229              6,447               1,506

Income taxes                                                  3,230              2,257                 553
                                                          ----------       -----------           ---------

NET INCOME                                                    5,999              4,190                 953
                                                          ----------       -----------           ---------

OTHER COMPREHENSIVE (LOSS) INCOME,
 NET OF INCOME TAXES
Unrealized (losses) gains on securities                        (913)               166                  37
Reclassification adjustment for net realized
 losses included in net income                                   (7)               (40)                 --
                                                          ----------       -----------           ---------
Total other comprehensive (loss) income                        (920)               126                  37
                                                          ----------       -----------           ---------

COMPREHENSIVE INCOME                                          5,079              4,316                 990

Capital contributions                                        29,000             17,000               5,000
                                                          ----------       -----------           ---------
NET INCREASE IN EQUITY                                       34,079             21,316               5,990
EQUITY, BEGINNING OF YEAR                                    44,110             22,794              16,804
                                                          ----------       -----------           ---------

EQUITY, END OF YEAR                                       $  78,189        $    44,110           $  22,794
                                                          =========        ===========           =========




        The accompanying notes are an integral part of these statements.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                     YEAR ENDED DECEMBER 31,
                                                           1999              1998               1997
                                                                       (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                             $   5,999          $   4,190           $    953

ADJUSTMENTS TO RECONCILE NET INCOME
 TO NET CASH FROM OPERATIONS:
Net realized investment gains                                 (7)               (40)                --
Amortization                                                 102                107                 96
Deferred income taxes                                      2,883               (987)              (916)
Increase in accrued investment income                       (275)              (254)               (49)
Increase in deferred policy acquisition costs            (24,137)           (15,815)           (11,453)
Change in other assets/liabilities                         6,085              1,881               (973)
Other operating activities, net                               --                 --               (209)
                                                       ----------         ---------          ---------
Net cash used for operating activities                    (9,350)           (10,918)           (12,551)
                                                       ----------         ---------          ---------

CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sales, maturities or repayments of
 available-for-sale debt securities                       11,664             14,133              4,665
Proceeds from maturities or repayments of
 held-to-maturity debt securities                            623                634                212
Purchase of available-for-sale debt securities           (33,397)           (28,360)           (11,003)
Purchase of held-to-maturity debt securities              (7,000)            (1,216)            (1,529)
Increase in policy loans                                    (273)              (249)                --
Investment in separate accounts                               --                 --             (1,000)
Other investing activities, net                              (88)              (177)                --
                                                       ----------         ---------          ---------
Net cash used for investing activities                   (28,471)           (15,235)            (8,655)
                                                       ----------         ---------          ---------

CASH FLOW FROM FINANCING ACTIVITIES:
Capital contributions from parent                         29,000             17,000              5,000
Increase in policyholder deposit funds, net of
 interest credited                                        24,540             14,759             16,098
                                                       ----------         ---------          ---------
Net cash provided by financing activities                 53,540             31,759             21,098
                                                       ----------         ---------          ---------

NET CHANGE IN CASH AND CASH EQUIVALENTS                   15,719              5,606               (108)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR               7,320              1,714              1,822
                                                       ----------         ---------          ---------

CASH AND CASH EQUIVALENTS, END OF YEAR                 $  23,039          $   7,320          $   1,714
                                                       =========          =========          =========

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid, net                                 $   3,338          $   1,711          $   2,044


        The accompanying notes are an integral part of these statements.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF BUSINESS

     PHL Variable Insurance Company (PHL Variable) offers variable annuity and non-participating life insurance products in the United States. PHL Variable is a wholly-owned subsidiary of PM Holdings, Inc. PM Holdings is a wholly-owned subsidiary of Phoenix Home Life Mutual Insurance Company (Phoenix).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     These financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in determining insurance and contractholder liabilities, related reinsurance recoverables, income taxes and valuation allowances for investment assets are discussed throughout the Notes to Financial Statements. Certain reclassifications have been made to the 1998 and 1997 amounts to conform with the 1999 presentation.

     VALUATION OF INVESTMENTS

     Investments in debt securities include bonds, mortgage-backed and asset-backed securities. PHL Variable classifies its debt securities as either held-to-maturity or available-for-sale investments. Debt securities held-to-maturity consist of private placement bonds reported at amortized cost, net of impairments, that management intends and has the ability to hold until maturity. Debt securities available-for-sale are reported at fair value with unrealized gains or losses included in equity and consist of public bonds that management may not hold until maturity. Debt securities are considered impaired when a decline in value is considered to be other than temporary.

     Short-term investments are carried at amortized cost, which approximates fair value.

     Realized investment gains and losses, other than those related to separate accounts for which PHL Variable does not bear the investment risk, are determined by the specific identification method and reported as a component of revenue. A realized investment loss is recorded when an investment valuation reserve is determined. Valuation reserves are netted against the asset categories to which they apply and changes in the valuation reserves are included in realized investment gains and losses. Unrealized investment gains and losses on debt securities classified as available-for-sale are included as a component of equity, net of deferred income taxes and the assumed impact of net unrealized investment gains and losses on the amortization of deferred policy acquisition costs related to investment contracts.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents includes cash on hand and money market instruments.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     DEFERRED POLICY ACQUISITION COSTS

     The costs of acquiring new business, principally commissions, underwriting, distribution and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition at the end of each accounting period.

     For universal life insurance policies, limited pay and investment type contracts, deferred policy acquisition costs are amortized in proportion to total estimated gross profits over the expected life of the contracts using estimated gross margins arising principally from investment, mortality and expense margins and surrender charges based on historical and anticipated experience, updated at the end of each accounting period.

     GOODWILL

     Goodwill represents the excess of the cost of business acquired over the fair value of their net assets. These costs are amortized on a straight-line basis over a period of 10 years, the expected period of benefit from the acquisition. The propriety of the carrying value of goodwill is periodically reevaluated in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets to be Disposed Of," by comparing estimates of future undiscounted cash flows to the carrying value of assets. Assets are considered impaired if the carrying value exceeds the expected future undiscounted cash flows. Analyses are performed at least annually, or more frequently if warranted by events and circumstances affecting PHL Variable's business.

     SEPARATE ACCOUNTS

     Separate account assets and liabilities are funds maintained in accounts to meet specific investment objectives of contractholders who can either choose to bear the full investment risk or can choose guaranteed investment earnings subject to certain conditions.

     For contractholders who bear the investment risk, investment income and investment gains and losses accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of PHL Variable. The assets and liabilities are carried at market value. Net investment income and realized investment gains and losses for these accounts are excluded from revenues, and the related liability increases are excluded from benefits and expenses. Amounts assessed to the contractholders for management services are included in PHL Variable's revenues.

     For Market Value Adjusted separate accounts, contractholders are credited interest at a guaranteed rate if the account is held until the end of the guarantee period. If funds are withdrawn from the account prior to the end of the guarantee period, a market value adjustment is applied, which means that the funds received may be higher or lower than the account value, depending on whether current interest rates are higher, lower or equal to the guaranteed interest rate. In these separate accounts, appreciation or depreciation of assets, undistributed net investment income and investment or other sundry expenses are reflected as net income or loss in PHL Variable's interest in the separate accounts.

     POLICYHOLDER DEPOSIT FUNDS

     Policyholder deposit funds consist of deposits received from customers and investment earnings on their fund balances, less administrative charges.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     INVESTMENT PRODUCT FEES

     Revenues for investment-type products consist of net investment income and contract charges assessed against the fund values (fees). Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges.

     POLICY LIABILITIES AND ACCRUALS

     Future policy benefits are liabilities for life insurance products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Liabilities for universal life policies include deposits received from customers and investment earnings on their fund balances which range from 4.00% to 7.15%, less administrative and mortality charges.

     PREMIUM AND FEE REVENUE AND RELATED EXPENSES

     Term life insurance premiums are recorded as premium revenue on a pro-rata basis over each policy year. Benefits, losses and related expenses are matched with premiums over the related contract periods. Revenues for variable annuity products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life products consist of net investment income and mortality, administration and surrender charges assessed against the fund values during the period. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values.

     INCOME TAXES

     For the tax year ended December 31, 1999, PHL Variable will file a separate federal income tax return as required under Internal Revenue Code Section 1504(c). PHL Variable has been filing on a separate company basis since December 31, 1996.

     Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. These differences result primarily from policy liabilities, accruals and surrenders, policy acquisition expenses and unrealized gains or losses on investments.

     EMPLOYEE BENEFIT PLANS

     Phoenix sponsors pension and savings plans for its employees and agents, and those of its subsidiaries. The multi-employer qualified plans comply with requirements established by the Employee Retirement Income Security Act of 1974 (ERISA) and excess benefit plans provide for that portion of pension obligations which is in excess of amounts permitted by ERISA. Phoenix also provides certain health care and life insurance benefits for active and retired employees. PHL Variable incurs applicable employee benefit expenses through the process of cost allocation by Phoenix.

     Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits, and the net assets of the plans available for benefits is omitted, as the information is not separately calculated for PHL Variable's participation in the plans. The amount of such allocated benefits is not significant to the financial statements.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     However, with respect to the Phoenix Home Life Mutual Insurance Company employee pension plan, the total assets of the plan exceeded the actuarial present value of vested benefits at January 1, 1999, the date of the most recent actuarial valuation.

     RECENT ACCOUNTING PRONOUNCEMENTS

     In June, 1999, The Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133." Because of the complexities associated with transactions involving derivative instruments and their prevalent use as hedging instruments and, because of the difficulties associated with the implementation of Statement 133, the effective date of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was delayed until fiscal years beginning after June 15, 2000. SFAS No. 133, initially issued on June 15, 1998, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. For fair-value hedge transactions in which PHL Variable is hedging changes in an asset's, liability's or firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value. For cash-flow hedge transactions, in which PHL Variable is hedging the variability of cashflows related to a variable-rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified as earnings in the period in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges will be recognized in current period earnings.

     PHL Variable has not yet determined the impact that the adoption of SFAS No. 133 will have on its earnings or statement of financial position.

     On January 1, 1999, PHL Variable adopted Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." SOP 97-3 provides guidance for assessments related to insurance activities. The adoption of SOP 97-3 did not have a material impact on the Company's results from operations or financial position.

     In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, which will replace the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas, e.g., deferred income taxes are recorded.

     The State of Connecticut Insurance Department has adopted the Codification guidance, effective January 1, 2001. The Company has not estimated the potential effect of the Codification guidance.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.   INVESTMENTS

     Information pertaining to PHL Variable's investments, net investment income and realized and unrealized investment gains and losses follows:

     DEBT SECURITIES

     The amortized cost and fair value of investments in debt securities as of December 31, 1999 were as follows:

                                                                        GROSS            GROSS
                                                     AMORTIZED        UNREALIZED       UNREALIZED         FAIR
                                                        COST            GAINS            LOSSES          VALUE
                                                        ----            -----            ------          -----
                                                                        (IN THOUSANDS)
     HELD-TO-MATURITY:
     Corporate securities                           $  10,298          $   136         $   (169)      $  10,265
                                                    =========          =======         ========       =========

     AVAILABLE-FOR-SALE:
     U.S. government and agency bonds               $   6,475          $     3         $   (156)      $   6,322
     State and political subdivision bonds             10,366               --             (343)         10,023
     Corporate securities                              16,637               --             (983)         15,654
     Mortgage-backed or
      asset-backed securities                          24,194               --             (353)         23,841
                                                    ---------          -------         --------       ---------

     Total                                          $  57,672          $     3         $ (1,835)      $  55,840
                                                    =========          =======         ========       =========



     The amortized cost and fair value of investments in debt securities as of December 31, 1998 were as follows:

                                                                           GROSS          GROSS
                                                         AMORTIZED       UNREALIZED     UNREALIZED        FAIR
                                                           COST            GAINS          LOSSES          VALUE
                                                           ----            -----          ------          -----
                                                                             (IN THOUSANDS)

     HELD-TO-MATURITY:
     Corporate securities                                $  3,840         $    27        $   (126)       $  3,741
                                                         --------         -------        --------        --------

     AVAILABLE-FOR-SALE:
     U.S. government and agency bonds                    $  6,515         $   290        $     (9)       $  6,796
     State and political subdivision bonds                  9,485             126             (21)          9,590
     Corporate securities                                  13,605             187             (81)         13,711
     Mortgage-backed or
      asset-backed securities                               6,308              80              (5)          6,383
                                                         --------         -------        --------        --------

     Total                                               $ 35,913         $   683        $   (116)       $ 36,480
                                                         ========         =======        ========        ========

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The amortized cost and fair value of debt securities, by contractual sinking fund payment and maturity, as of December 31, 1999 are shown below. Actual maturity may differ from contractual maturity because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or PHL Variable may have the right to put or sell the obligations back to the issuers.

                                                              HELD-TO-MATURITY                AVAILABLE-FOR-SALE
                                                          AMORTIZED           FAIR         AMORTIZED           FAIR
                                                             COST            VALUE            COST            VALUE
                                                             ----            -----            ----            -----
                                                                                 (IN THOUSANDS)

     Due in one year or less                              $   1,732        $   1,726       $     500        $     500
     Due after one year through five years                    6,676            6,654          14,282           13,737
     Due after five years through ten years                   1,890            1,884           9,903            9,664
     Due after ten years                                         --               --           8,793            8,098
     Mortgage-backed or
      asset-backed securities                                    --               --          24,194           23,841
                                                          ---------        ---------       ---------        ---------

     Total                                                $  10,298        $  10,264       $  57,672        $  55,840
                                                          =========        =========       =========        =========



     NET INVESTMENT INCOME

     The components of net investment income for the year ended December 31, were as follows:

                                                                      1999            1998            1997
                                                                      ----            ----            ----
                                                                                 (IN THOUSANDS)

     Debt securities                                                $  3,362         $  2,142        $  1,301
     Policy loans                                                          7                1              --
     Other invested assets                                                20                9              --
     Short-term investments                                              561              344             269
                                                                    --------         --------        --------

     Sub-total                                                         3,950            2,496           1,570
     Less: investment expenses                                            59               38              27
                                                                    --------         --------        --------

     Net investment income                                          $  3,891         $  2,458        $  1,543
                                                                    ========         ========        ========

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     INVESTMENT GAINS AND LOSSES

     Net unrealized (losses) gains on securities available-for-sale and carried at fair value for the year ended December 31, were as follows:

                                                                      1999             1998            1997
                                                                      ----             ----            ----
                                                                                 (IN THOUSANDS)

     Debt securities                                               $  (2,399)         $   333         $    87
     Deferred policy acquisition costs                                   983             (139)            (30)
     Deferred income taxes (benefits)                                   (496)              68              20
                                                                   ---------          -------         -------

     Net unrealized investment (losses) gains
      on securities available-for-sale                             $    (920)         $   126         $    37
                                                                   =========          =======         =======

     The proceeds from sales of available-for-sale debt securities for the years ended December 31, 1999, 1998 and 1997 were $6.0 million, $10.0 million and $0.2 million, respectively. The gross realized gains or losses associated with these sales were $7.4 thousand, $37.7 thousand and ($0.3) thousand in 1999, 1998 and 1997, respectively.

4.   GOODWILL

     PHL Variable was acquired by way of a stock purchase agreement on May 31, 1994 and was accounted for under the purchase method of accounting. The assets and liabilities were recorded at fair value as of the date of acquisition and the goodwill of $1.02 million was pushed down to PHL Variable from PM Holdings.

     Goodwill was as follows:

                                                   DECEMBER 31,
                                                   ------------
                                              1999             1998
                                              ----             ----
                                                  (IN THOUSANDS)

     Goodwill                               $  1,020         $  1,020
     Accumulated amortization                   (569)            (467)
                                            --------         --------

     Total                                  $    451         $    553
                                            ========         ========

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   INCOME TAXES

     A summary of income taxes (benefits) in the Statement of Income, Comprehensive Income and Equity for the year ended December 31, was as follows:

                               1999            1998             1997
                               ----            ----             ----
     Income taxes:

      Current               $    347        $   3,244        $  1,469
      Deferred                 2,883             (987)           (916)
                            --------        ---------        --------

     Total                  $  3,230        $   2,257        $    553
                            ========        =========        ========


     The income taxes attributable to the results of operations are different than the amounts determined by multiplying income before taxes by the statutory income tax rate. The sources of the difference and the tax effects of each for the year ended December 31, were as follows (in thousands, aside from the percentages):

                                                           1999               1998               1997
                                                           ----               ----               ----

     Income tax expense at statutory rate                $3,230    35%      $2,256     35%      $ 527    35%
     Dividend received deduction and
      tax-exempt interest                                    (1)    0%          --      0%          1     0%
     State income tax expense
     Other, net                                               1     0%           1      0%         25     2%
                                                         ------             ------              -----

     Income taxes                                        $3,230    35%      $2,257     35%      $ 553    37%
                                                         ======             ======              =====


     The net deferred income tax liability (asset) represents the tax effects of temporary differences. The components as of December 31, were as follows:

                                                                            1999              1998
                                                                            ----              ----
                                                                                (IN THOUSANDS)

     Deferred policy acquisition costs                                      $  17,775         $  10,953
     Surrender charges                                                        (17,597)          (11,886)
     Investments                                                                  104                72
     Future policyholder benefits                                                 376            (1,374)
     Other                                                                        (65)              (54)
                                                                            ---------         ---------
                                                                                  593            (2,289)

     Net unrealized investment (losses) gains                                    (384)              111
                                                                            ---------         ---------

     Deferred income tax liability (asset), net                             $     209         $  (2,178)
                                                                            =========         =========

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Gross deferred income tax assets totaled $18.1 million and $13.3 million at December 31, 1999 and 1998, respectively. Gross deferred income tax liabilities totaled $18.3 million and $11.1 million at December 31, 1999 and 1998, respectively. It is management's assessment, based on PHL Variable's earnings and projected future taxable income, that it is more likely than not that the deferred income tax assets at December 31, 1999 and 1998, will be realized.

     PHL Variable's income tax return is not currently being examined; however, income tax years 1996 through 1998 remain open for examination. Management does not believe that there will be a material adverse effect on the financial statements as a result of pending income tax matters.

6.   COMPREHENSIVE INCOME

     The components of, and related income tax effects for, other comprehensive
     (loss) income for the years ended December 31, were as follows:

                                                                       1999             1998             1997
                                                                       ----             ----             ----
                                                                                   (IN THOUSANDS)
     UNREALIZED (LOSSES) GAINS ON SECURITIES
      AVAILABLE-FOR-SALE:
     Before-tax amount                                                 $  (1,405)         $   256          $    57
     Income tax (benefit) expense                                           (492)              90               20
                                                                       ---------          -------          -------
     Totals                                                                 (913)             166               37
                                                                       ---------          -------          -------

     RECLASSIFICATION ADJUSTMENT FOR (LOSSES)
      REALIZED IN NET INCOME:
     Before-tax amount                                                       (11)             (62)              --
     Income tax (benefit)                                                     (4)             (22)              --
                                                                       ---------          -------          -------
     Totals                                                                   (7)             (40)              --
                                                                       ---------          -------          -------

     NET UNREALIZED (LOSSES) GAINS ON SECURITIES
      AVAILABLE-FOR-SALE:
     Before-tax amount                                                    (1,416)             194               57
     Income tax (benefit) expense                                           (496)              68               20
                                                                       ---------          -------          -------
     Totals                                                             $   (920)         $   126          $    37
                                                                       =========          =======          =======

     The following table summarizes accumulated other comprehensive (loss) income balances:

                                                                            DECEMBER 31,
                                                                       1999             1998
                                                                       ----             ----
                                                                           (IN THOUSANDS)

     ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

     Balance, beginning of year                                         $    207          $    81
     Change during period                                                   (920)             126
                                                                        --------          -------
     Balance, end of year                                               $   (713)         $   207
                                                                        ========          =======

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7.   REINSURANCE

     PHL Variable entered into a reinsurance treaty in 1996 that cedes death benefits to a reinsurer in excess of account balances on variable contracts. Premiums paid by PHL Variable during 1999, 1998 and 1997 were $1,114 thousand, $668 thousand and $259 thousand, respectively, less claims of $22 thousand, $13 thousand and $1 thousand in 1999, 1998 and 1997, respectively.

     In connection with PHL Variable's life insurance products, automatic treaties have been established with four reinsurers and their subsidiaries, covering 90% of the net amount at risk, on a first dollar basis. As of December 31, 1999, PHL Variable had approximately $661.5 million of net insurance in force, including $6.5 billion of direct in force less $5.8 billion of reinsurance ceded. As of December 31, 1998, PHL Variable had approximately $271.6 million of net insurance in force, including $2.7 billion of direct in force less $2.4 billion of reinsurance ceded. As of December 31, 1997, PHL Variable had approximately $9.1 million of net insurance in force, including $80.7 million of direct in force less $71.6 million of reinsurance ceded. No claims were recovered in 1999, 1998 or 1997.

     For PHL Variable's life insurance products, a stop loss treaty between Phoenix and PHL Variable was introduced in 1998. The reinsurance recoverables were $0 thousand as of December 31, 1999 and $455 thousand as of December 31, 1998. The claims recovered were $455 thousand for 1999 and $0 for 1998 and 1997, respectively.

8.   RELATED PARTY TRANSACTIONS

     Phoenix provides services and facilities to PHL Variable and is reimbursed through a cost allocation process. Investment services are provided for a fee by a Phoenix registered investment advisor.

9.   DEFERRED POLICY ACQUISITION COSTS

     The following reflects the amount of policy acquisition costs deferred and amortized for the years ended December 31:

                                                 1999             1998
                                                 ----             ----
                                                    (IN THOUSANDS)

     Balance at beginning of year                $  36,686        $  21,010
     Acquisition cost deferred                      28,884           19,791
     Amortized to expense during the year           (4,747)          (3,976)
     Adjustment to net unrealized investment
      gains (losses) included in other
      comprehensive income                             983             (139)
                                                 ---------        ---------

     Balance at end of year                      $  61,806        $  36,686
                                                 =========        =========

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

10.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

     Other than debt securities being held-to-maturity, financial instruments that are subject to fair value disclosure requirements (insurance contracts are excluded) are carried in the financial statements at amounts that approximate fair value. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses that utilize current interest rates for similar financial instruments which have comparable terms and credit quality.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     CASH AND CASH EQUIVALENTS

     For these short-term investments, the carrying amount approximates fair value.

     DEBT SECURITIES

     Fair values are based on quoted market prices, where available, or quoted market prices of comparable instruments. Fair values of private placement debt securities are estimated using discounted cash flows that apply interest rates currently being offered with similar terms to borrowers of similar credit quality.

     POLICY LOANS

     Fair values are estimated as the present value of loan interest and policy loan repayments discounted at the ten year Treasury rate. Loan repayments were assumed only to occur as a result of anticipated policy lapses, and it was assumed that annual policy loan interest payments were made at the guaranteed loan rate less 17.5 basis points. Discounting was at the ten year Treasury rate, except for policy loans with a variable policy loan rate. Variable policy loans have an interest rate that is reset annually based upon market rates and therefore, book value is a reasonable approximation of fair value.

     INVESTMENT CONTRACTS

     Variable annuity contracts have guarantees of less than one year for which interest credited is closely tied to rates earned on owned assets. For such liabilities, fair value is assumed to be equal to the stated liability balances. The contract liability balances for December 31, 1999 and 1998 were $64.2 million and $39.7 million, respectively.

     OTHER INVESTED ASSETS

     Other invested assets consist of the Company's interest in the separate accounts which are carried at fair value.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

11.  COMMITMENTS AND CONTINGENCIES

     In the normal course of its business operations, PHL Variable is involved with litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of December 31, 1999.
     It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position or results of operations of PHL Variable.


12.  STATUTORY FINANCIAL INFORMATION

     The insurance subsidiaries of Phoenix are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities. As of December 31, 1999, there were no material practices not prescribed by the State of Connecticut Insurance Department. Statutory surplus differs from equity reported in accordance with GAAP for life insurance companies primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, postretirement benefit costs are based on different assumptions and reflect a different method of adoption, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable.

     The following reconciles the statutory net income of PHL Variable as reported to regulatory authorities to the net income as reported in these financial statements for the year ended December 31:

                                                             1999             1998              1997
                                                             ----             ----              ----
                                                                         (IN THOUSANDS)

     Statutory net income                                    $  (1,655)        $  1,542           $   937
     Deferred policy acquisition costs                          24,136           15,815            11,483
     Future policy benefits                                    (13,496)         (14,056)          (12,271)
     Deferred income taxes                                      (2,882)             987               899
     Other, net                                                   (104)             (98)              (95)
                                                             ---------         --------           -------

     Net income, as reported                                 $   5,999         $  4,190           $   953
                                                             =========         ========           =======

     The following reconciles the statutory surplus and asset valuation reserve
     (AVR) of PHL Variable as reported to regulatory authorities to equity as reported in these financial statements:

                                                            DECEMBER 31,
                                                        1999             1998
                                                        ----             ----
                                                           (IN THOUSANDS)

     Statutory surplus and AVR                       $  66,354        $  41,268
     Deferred policy acquisition costs, net             61,072           36,686
     Future policy benefits                            (48,391)         (37,155)
     Investment valuation allowances                    (1,089)             568
     Deferred income taxes                                (208)           2,178
     Other, net                                            451              565
                                                     ---------        ---------

     Equity, as reported                             $  78,189        $  44,110
                                                     =========        =========


     The Connecticut Insurance Holding Act limits the maximum amount of annual dividends or other distributions available to stockholders of Connecticut domiciled insurance companies without prior approval of the Insurance Commissioner. Under current law, the maximum dividend distribution that may be made by PHL Variable during 1999 without prior approval is subject to restrictions relating to statutory surplus.

PHL Variable Insurance Company
(a wholly-owned subsidiary of PM Holdings, Inc.)
Unaudited Interim Condensed Balance Sheet
--------------------------------------------------------------------------------

                                                          SEPTEMBER 30,
                                                               2000
                                                          (IN THOUSANDS)

ASSETS
Investments
Held-to-maturity debt securities, at amortized cost      $       12,605
Available-for-sale debt securities, at fair value               108,348
Policy loans                                                        697
Other invested assets                                             1,026
                                                           -------------
Total investments                                               122,676

Cash and cash equivalents                                        41,708
Accrued investment income                                         1,292
Deferred policy acquisition costs                                74,575
Deferred and uncollected premiums                                 5,209
Other assets                                                     14,516
Goodwill                                                            374
Separate account assets                                       1,398,552
                                                           -------------
Total assets                                             $    1,658,902
                                                           =============

LIABILITIES
Policyholder deposit funds                               $      131,137
Policy liabilities and accruals                                  24,183
Deferred income taxes                                             4,660
Other liabilities                                                 3,920
Separate account liabilities                                  1,398,552
                                                           -------------
Total liabilities                                             1,562,452
                                                           -------------

EQUITY
Common stock, $5,000 par value (1,000 shares
  authorized, 500 shares issued and outstanding)                  2,500
Additional paid-in capital                                       79,864
Retained earnings                                                14,427
Accumulated other comprehensive loss                               (341)
                                                           -------------
Total equity                                                     96,450
                                                           -------------
Total liabilities and equity                             $    1,658,902
                                                           =============




        The accompanying notes are an integral part of these statements.

PHL Variable Insurance Company
(a wholly-owned subsidiary of PM Holdings, Inc.)
Unaudited Interim Condensed Statement of Income, Comprehensive Income and Equity
--------------------------------------------------------------------------------

                                                                                        NINE MONTHS ENDED
                                                                                          SEPTEMBER 30,
                                                                                 2000                      1999
                                                                                          (IN THOUSANDS)
REVENUES
Premiums                                                               $                3,057    $                3,993
Insurance and investment product fees                                                  22,805                    14,785
Net investment income                                                                   5,966                     2,578
Net realized investment losses                                                            (42)                     (104)
                                                                         ---------------------     ---------------------

Total revenues                                                                         31,786                    21,252
                                                                         ---------------------     ---------------------

BENEFITS AND EXPENSES
Policy benefits and increase in policy liabilities                                     15,145                     2,205
Amortization of deferred policy acquisition costs                                       6,766                     4,389
Other operating expenses                                                                5,435                     4,277
                                                                         ---------------------     ---------------------

Total benefits and expenses                                                            27,346                    10,871
                                                                         ---------------------     ---------------------

INCOME BEFORE INCOME TAXES                                                              4,440                    10,381

Income taxes                                                                            1,553                     3,628
                                                                         ---------------------     ---------------------

NET INCOME                                                                              2,887                     6,753
                                                                         ---------------------     ---------------------

OTHER COMPREHENSIVE INCOME (LOSS), NET OF INCOME TAXES
Unrealized gains (losses) on securities                                                   389                      (620)
Reclassification adjustment for net realized
  losses (gains) included in net income                                                    15                        (9)
                                                                         ---------------------     ---------------------
Total other comprehensive income (loss)                                                   374                      (611)
                                                                         ---------------------     ---------------------

COMPREHENSIVE INCOME                                                                    3,261                     6,142

Capital contributions                                                                  15,000                    12,000
                                                                         ---------------------     ---------------------
NET INCREASE IN EQUITY                                                                 18,261                    18,142
EQUITY, BEGINNING OF PERIOD                                                            78,189                    44,110
                                                                         ---------------------     ---------------------

EQUITY, END OF PERIOD                                                  $               96,450    $               62,252
                                                                         =====================     =====================



        The accompanying notes are an integral part of these statements.

PHL Variable Insurance Company
(a wholly-owned subsidiary of PM Holdings, Inc.)
Unaudited Interim Condensed Statement of Cash Flows
--------------------------------------------------------------------------------

                                                                                           NINE MONTHS ENDED
                                                                                             SEPTEMBER 30,
                                                                                    2000                     1999
                                                                                             (IN THOUSANDS)

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                               $               2,887    $               6,753

ADJUSTMENTS TO RECONCILE NET INCOME
  TO NET CASH FROM OPERATIONS:
  Net realized investment losses                                                              42                      104
  Amortization                                                                               102                      102
  Deferred income taxes                                                                    4,231                    1,952
  Increase in accrued investment income                                                     (506)                    (338)
  Increase in deferred policy acquisition costs                                          (13,180)                 (12,067)
  Change in other assets/other liabilities, net                                           (6,227)                   5,695
                                                                             --------------------     --------------------
    Net cash (used for) provided by operating activities                                 (12,651)                   2,201
                                                                             --------------------     --------------------

CASH FLOW FROM INVESTING ACTIVITIES:
  Proceeds from sales, maturities or repayments of
     available-for-sale debt securities                                                   10,759                    6,022
  Proceeds from maturities or repayments of
     held-to-maturity debt securities                                                      4,235                      624
  Purchase of available-for-sale debt securities                                         (58,923)                 (27,044)
  Purchase of held-to-maturity debt securities                                            (6,483)                  (2,000)
  Increase in policy loans                                                                  (175)                    (206)
                                                                             --------------------     --------------------
    Net cash used for investing activities                                               (50,587)                 (22,604)
                                                                             --------------------     --------------------

CASH FLOW FROM FINANCING ACTIVITIES:
  Capital contributions from parent                                                       15,000                   12,000
  Increase in policyholder deposit funds, net of
      interest credited                                                                   66,907                    7,991
                                                                             --------------------     --------------------
    Net cash provided by financing activities                                             81,907                   19,991
                                                                             --------------------     --------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                                   18,669                     (412)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                            23,039                    7,320
                                                                             --------------------     --------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                   $              41,708    $               6,908
                                                                             ====================     ====================

SUPPLEMENTAL CASH FLOW INFORMATION

    Income taxes paid, net                                                 $                   -    $               3,630



        The accompanying notes are an integral part of these statements.

PHL Variable Insurance Company
(a wholly-owned subsidiary of PM Holdings, Inc.)
Notes to Unaudited Interim Condensed Financial Statements
--------------------------------------------------------------------------------


     1.  DESCRIPTION OF BUSINESS

         PHL Variable Insurance Company (PHL Variable) offers variable annuity and non-participating life insurance products in the United States of America. PHL Variable is a wholly-owned subsidiary of PM Holdings, Inc. PM Holdings is a wholly-owned subsidiary of Phoenix Home Life Mutual Insurance Company (Phoenix).

     2.  BASIS OF PRESENTATION

         The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The State of Connecticut Insurance Department (the Insurance Department) recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company for determining solvency under the Connecticut State Insurance Law. No consideration is given by the Insurance Department to financial statements prepared in accordance with GAAP in making such determination.

         In the opinion of management, adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation, have been included. Operating results for the nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000. These interim financial statements should be read in conjunction with the financial statements of PHL Variable for the year ended December 31, 1999.

     3.  RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Derivatives" - an amendment of SFAS 133. This Statement makes certain changes in the hedging provisions of SFAS No. 133, and is effective concurrent with SFAS No.
         133. As amended, SFAS No. 133 requires all derivatives to be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value of the derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The effective portion of a derivative's change in fair value will be recognized immediately in earnings.

         PHL Variable plans to adopt SFAS No. 133 and SFAS No. 138 effective January 1, 2001. PHL Variable has reviewed its inventory of financial instruments, including insurance and annuity contracts and "hybrid" investments, for potential embedded derivatives. PHL Variable has also reviewed its portfolio of freestanding derivatives, which includes interest rate swap, cap and floor contracts, swaptions and foreign currency swap agreements. PHL Variable has evaluated the effect of adopting SFAS No. 133 and has determined that the implementation of SFAS No. 133, as it relates to embedded derivatives in insurance and annuity products, "hybrid" investments and freestanding derivatives, will not have a material impact on its statement of financial position or results of operations.

     4.  REORGANIZATION

         On June 16, 2000, Phoenix submitted to the staff of the State of New York Insurance Department a draft Plan of Reorganization whereby Phoenix would convert, pursant to the New York Insurance Law, from a New York mutual life insurance company to a New York stock life insurance company and become a wholly-owned subsidiary of a newly formed holding company. The Plan of Reorganization was approved by Phoenix's board of directors on December 18, 2000 and subsequently amended and restated on January 26, 2001 but has yet to be approved by the State of New York Insurance Department.

     5.  COMMITMENTS AND CONTINGENCIES

         In the normal course of its business operations, PHL Variable is involved with litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of September 30, 2000. It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position or results of operations of PHL Variable.

                                    PART II

                    INFORMATION NOT REQUIRED IN A PROSPECTUS


ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The expenses incurred by the registrant in connection with the issuance and distribution of the securities registered hereby, other than underwriting discounts and commissions, are as follows:*

         SEC Registration Fee:                       $50,000
         Printing and Engraving:                     $30,000
         Accounting Fees and Expenses:               $5,000
         Legal Fees and Expenses:                    $10,000

                *Except for the SEC Registration Fee, all expenses are estimates


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Section 5.9 of the Connecticut Corporation Law & Practice, provides that a corporation may indemnify any director or officer of the corporation made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, by reason of the fact that he, his testator or intestate, served such other corporation in any capacity at the request of the indemnifying corporation.

      Article III Section 14 of the By-laws of the Company provides: "Each Director, officer or employee of the Company, and his heirs, executors or administrators, shall be indemnified or reimbursed by the Company for all expenses necessarily incurred by him in connection with the defense or reasonable settlement of any action, suit or proceeding in which he is made a party by reason of his being or having been a Director, officer or employee of the Company, or of any other company which he was serving as a Director or officer at the request of the Company, except in relation to matters as to which such Director, officer or employee is finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director, officer or employee. The foregoing right of indemnification or reimbursement shall not be exclusive of any other rights to which he may be entitled under any statute, by-law, agreement, vote of shareholders or otherwise."

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

          Not applicable.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   (a) Exhibits:

          1    Underwriting Agreement.*

          2 Plan of acquisition, reorganization, arrangement, liquidation or succession. Not applicable.

          3    (i)   Amended and Restated Certificate of Incorporation of PHL
                     Variable Insurance Company.*

               (ii)  By-laws.*

          4 Forms of Variable Annuity Contracts with MVA Rider. Filed via Edgar with the initial registration statement on Form S-1 (File No. 333-20277) on January 23, 1997, and with post-effective amendment no. 9 to Form N-4 (File No. 033-87376) on July 15, 1999, and incorporated herein by reference.

          5    Opinion re legality. Refer to Exhibit 23.2.

          8    Opinion re tax matters. Not applicable.

          9    Voting trust agreement. Not applicable.

          10   Material contracts. Not applicable.

          11   Statement re computation of per share earnings. Not applicable.

          12   Statements re computation of ratios. Not applicable.

          15 Letter re unaudited interim financial information. Not applicable.

          16   Letter re change in certifying accountant. Not applicable.

          21   Subsidiaries of the registrant. Not applicable.

          23.1 Consent of PricewaterhouseCoopers LLP.*

          23.2 Opinion and Consent of Counsel.*

          24.1 Powers of attorney are incorporated herein by reference to registrant's post-effective amendment no. 1 to Form S-1 file no. 333-20277, on April 28, 1998.

          24.2 Power of attorney for Carl T. Chadburn.*

          25   Statement of eligibility of trustee. Not applicable.

          26   Invitation for competitive bids. Not applicable.

   (b) Financial Statement Schedules:

          All financial statements and schedules conforming to the requirement of Regulation S-X are filed herewith.


ITEM 17.  UNDERTAKINGS

          The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers of sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)  Not applicable.



----------------------------------
* Filed herewith.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on this 8th day of February, 2001.

                                          PHL VARIABLE INSURANCE COMPANY





                                          By /s/ Simon Y. Tan*
                                             -----------------
                                               Simon Y. Tan
                                               President



      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the persons in the capacities indicated with PHL Variable Insurance Company on this 8th day of February, 2001.



      SIGNATURE                     TITLE
      ---------                     -----


/s/ Carl T. Chadburn**
-------------------------           Director
Carl T. Chadburn

/s/ Robert W. Fiondella*
-------------------------           Chairman of the Board
Robert W. Fiondella                 (Principal Executive Officer)

/s/ Joseph E. Kelleher*
-------------------------           Director
Joseph E. Kelleher

/s/ Philip R. McLoughlin*
-------------------------           Director
*Philip R. McLoughlin

/s/ David W. Searfoss*
-------------------------           Director, Executive Vice President,
David W. Searfoss                   Chief Financial Officer and Treasurer
                                    (Principal Financial and Accounting Officer)

/s/ Simon Y. Tan*
-------------------------           Director, President
Simon Y. Tan

/s/ Dona D. Young
-------------------------           Director
Dona D. Young


By: /s/ DONA D. YOUNG
    ____________________
    Dona D. Young

 *DONA D. YOUNG, as Attorney-in-Fact pursuant to Powers of Attorney filed with Registrant's post-effective amendment no. 1 to Form S-1, file no. 333-20277, on April 28, 1998, and incorporated herein by reference.

**DONA D. YOUNG, as Attorney-in-Fact pursuant to Power of Attorney filed herewith, Exhibit 24.2.

                                      S-1